UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 22 June 2020

ASX RELEASE

22 June 2020

KAZIA PRESENTS FURTHER PAXALISIB AND CANTRIXIL DATA AT AACR,

REINFORCING POSITIVE EFFICACY SIGNALS FOR BOTH DRUGS

Sydney, 22 June 2020 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to share poster presentations of interim data from the ongoing phase II study of paxalisib (formerly GDC-0084) in glioblastoma, the most common and most aggressive form of primary brain cancer, and from the phase I study of Cantrixil in ovarian cancer.

Key Points

•

Previous paxalisib data presented at ASCO was based on Stage 1 (n=9) of the ongoing phase II study in glioblastoma. This interim analysis at AACR includes all patients in the study (n=30), and therefore provides a more robust and substantial data set

•	Progression-free survival (PFS) for paxalisib is 8.5 months, versus 8.4 months in the previous analysis

•	Paxalisib overall survival (OS) remains at 17.7 months, in line with ASCO data

•

A separate poster on the investigator-initiated study of paxalisib in combination with radiotherapy is presented by clinicians at Memorial Sloan Kettering Cancer Center in New York. It noted a ‘robust response’ in the first treated patient

•	Cantrixil data shows one complete response (CR) to treatment, meaning no measurable disease, and two partial responses (PR), for an overall response rate of 19% (3 / 16 evaluable patients)

Summary of Paxalisib Data in Comparison to Temozolomide (existing standard of care)

	Temozolomide[1] (FDA-approved treatment)	Paxalisib (interim phase II data)
Progression-Free Survival (PFS)	5.3 months	8.5 months

Overall Survival (OS)	12.7 months	17.7 months

[1]	ME Hegi, A-C Desirens, T Gorlia, et al. N Engl J Med (2005); 352:997-1003

Kazia CEO, Dr James Garner, commented, “The data summarized in these posters help to strengthen our confidence in both our clinical programs. As paxalisib moves towards commencement of the GBM AGILE pivotal study in the second half of calendar 2020, these findings will be used to support set-up activities. In the meantime, the fact that the PFS has remained robust as the analysis is extended out to the full data set gives us a great deal of additional confidence in the efficacy signal it provides. For Cantrixil, the emergence of one complete responder (CR) to treatment is very positive, and these new results will help us to explore partnering opportunities over the second half of the year.”

AACR Annual Meeting

The American Association of Cancer Research (AACR) Annual Meeting is one of the leading global academic conferences for oncology research. It is typically attended by more than 20,000 clinicians, researchers, industry executives, and investors, representing over 140 countries. The conference is being conducted through a virtual format this year and has been broken into two sections. AACR Virtual Meeting I took place 27-28 April 2020, and AACR Virtual Meeting II is being held 22-24 June 2020.

The paxalisib poster is found under number CT205 (NCT03522298), and the Cantrixil poster under CT166 (NCT02903771). Registration to the virtual meeting is free and interested parties may register via the AACR website. The posters can be viewed on our website:

https://kza.irmau.com/irm/PDF/42fa1764-4329-42d8-9fbc-c9e2433b3ecc/PaxalisibposterpresentedatAACRvirtualmeeting

https://kza.irmau.com/irm/PDF/e55c6c96-c2c8-4aa1-ad7f-369d771857ca/CantrixilposterpresentedatAACRvirtualmeeting

Initial Data from Memorial Sloan-Kettering Study of Paxalisib with Radiotherapy

Dr Jonathan Yang and team at Memorial Sloan Kettering Cancer Center in New York, NY, also presented a poster (number CT252) on their ongoing phase I study of paxalisib in combination with radiotherapy (NCT04192981). The poster principally reported the design of their study, but also noted a ‘robust response’ in the first patient treated. Further data is expected as the study progresses

Next Steps

The paxalisb phase II study remains ongoing with a number of patients in follow-up and approximately half of the total enrolled patient population still receiving drug at the time of analysis. Kazia expects to complete the study in 1H CY2021.

Set-up work is well underway for paxalisib’s planned entry into the GBM AGILE pivotal study, and it is expected that the first patient will be enrolled in the second half of calendar 2020.

The Cantrixil phase I study is now complete and analysis is underway, with final data expected in the second half of calendar 2020.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib entered a phase II clinical trial in 2018. Interim data was reported in April 2020, and further data is expected in 2H 2020. Paxalisib was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 has completed a phase I clinical trial in Australia and the United States with the final data expected in the second half of calendar 2020. Interim data was presented at the ESMO Congress in September 2019, and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.